Exhibit 1

Material Change Report dated as of March 6, 2003, including related press release:

* * *

GEAC COMPUTER CORPORATION LIMITED

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer
Geac Computer Corporation Limited Suite 300, Markham Corporate Campus 11 Allstate Parkway Markham, Ontario L3R 9T8

Item 2:	Date of Material Change March 6, 2003.

Item 3:	Press Release
A press release was issued by Geac Computer Corporation Limited (“Geac”) at Toronto on March 6, 2003 and is attached as Appendix “A” hereto.

Item 4:	Summary of Material Change
On March 6, 2003, Geac announced that, at a special meeting of stockholders held earlier in the day, the stockholders of Extensity, Inc. (“Extensity”) voted to adopt the Amended and Restated Agreement and Plan of Merger dated as of February 4, 2003 (the “Merger Agreement”) among Geac and its subsidiaries, Geac Computers, Inc. and Cage Acquisition Inc., and Extensity, and that Geac’s acquisition of Extensity pursuant to the Merger Agreement was completed effective March 6, 2003.

Item 5:	Full Description of Material Change
On March 6, 2003, Geac announced that, at a special meeting of stockholders held earlier in the day, the stockholders of Extensity voted to adopt the Merger Agreement among Geac and its subsidiaries, Geac Computers, Inc. and Cage Acquisition Inc., and that Geac’s acquisition of Extensity pursuant to the Merger Agreement was completed effective March 6, 2003. Geac and Extensity had previously announced the entering into of the Merger Agreement on August 26, 2002 and a description of the transaction was included in a material change report filed by Geac on September 5, 2002. A registration statement on Form F-4 containing a proxy statement/prospectus for the transaction was filed with the Securities and Exchange Commission in the United States.

     Extensity’s working capital at closing was such that no working capital adjustment to the merger price was required. As a result, Extensity stockholders who elected to receive cash in the merger will receive US$1.75 for each share of Extensity common stock they held, and Extensity stockholders who elected to receive Geac common shares will receive 0.627 Geac common shares for each share of Extensity common stock they held. Based upon an analysis of stockholders’ elections by Computershare Trust Company of Canada, the exchange agent for the merger, Extensity stockholders holding approximately 1.5 million shares of Extensity common stock made stock elections and will receive an aggregate of approximately 934,000 Geac common shares in the merger. The holders of the remaining approximately 24.0 million shares of Extensity common stock will receive an aggregate of approximately US$42.0 million in cash.

Item 6:	Reliance on Section 75(3) of the Ontario Securities Act or Equivalent Provisions
Not applicable.

Item 7:	Omitted Information
Not applicable.

Item 8:	Senior Officers

For further information, please contact Craig C. Thorburn, Senior Vice President, Mergers & Acquisitions, and Corporate Secretary at the above-noted address or at 416.863.2965.

Item 9:	Statement of Senior Officer

The foregoing, together with attachments, accurately discloses the material change referred to herein.

DATED at Toronto, Ontario as of the 6th day of March, 2003.

GEAC COMPUTER CORPORATION LIMITED

By:	(signed) Thorburn

Name:Craig C. Thorburn Title: Senior Vice President, Mergers & Acquisitions, and Corporate Secretary

Appendix A

News Release

Geac Completes Acquisition of Extensity

MARKHAM, Ontario — March 6, 2003 — Geac Computer Corporation Limited (TSX: GAC) announced that at a special meeting of stockholders held today, the stockholders of Extensity, Inc. voted to adopt the Amended and Restated Agreement and Plan of Merger dated as of February 4, 2003 among Geac, its subsidiaries Geac Computers, Inc. and Cage Acquisition Inc., and Extensity, and that Geac’s acquisition of Extensity pursuant to the merger agreement has been completed, effective today.

As anticipated, Extensity’s working capital at closing was such that no working capital adjustment to the merger price was required. As a result, Extensity stockholders who elected to receive cash in the merger will receive US$1.75 for each share of Extensity common stock they hold, and Extensity stockholders who elected to receive Geac common shares will receive 0.627 Geac common share for each share of Extensity common stock they hold. Based upon a preliminary analysis of stockholders’ elections by Computershare Trust Company of Canada, the exchange agent for the merger, Geac estimates that Extensity stockholders holding approximately 1.5 million shares of Extensity common stock made stock elections and will receive an aggregate of approximately 934,000 Geac common shares in the merger. The holders of the remaining approximately 24.0 million shares of Extensity common stock will receive an aggregate of approximately US$42.0 million in cash.

About Geac Computer Corporation Limited:

Geac (TSX: GAC) is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

About Extensity:

Extensity is a leading provider of Employee Relationship Management (ERM) solutions — ERM helps enterprises control costs and improve employee effectiveness, enabling every employee to have a positive impact on the bottom line. The Extensity ERM suite automates employee-based financial processes, including business travel and expense reporting, billable and payroll time capture and procurement, in a single, consolidated solution that provides efficiency, control, and effectiveness through analytics. Extensity has licensed more than 1,000,000 seats worldwide to companies like Allianz, A.T. Kearney, Cisco Systems, Merck, and Office Depot. More information about Extensity is available on its Web site located at http://www.extensity.com.

Contact Information

Geac

Dave Mason or Bruce Wigle
Investor Relations
Tel: 416.815.0700
dmason@equicomgroup.com
bwigle@equicomgroup.com

Melody Firth
Investor Relations
Tel. 905.940.3709
m.firth@geac.com